U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                         -----------------------
                                                         SEC FILE NUMBER 0-21015
                                                         -----------------------

                                   (Check One)

         [ ] Form 10-K and Form 10-KSB[ ] Form 20-F [ ] Form 11-K
         [X] Form 10-Q and Form 10-QSB[ ] Form N-SAR

For Periods Ended:  September 30, 2003

         [ ]  Transition  Report on Form 10-K
         [ ]  Transition  Report on Form 20-F
         [ ]  Transition  Report  on Form  11-K
         [ ]  Transition  Report on Form 10-Q
         [ ]  Transition  Report  on Form  N-SAR

For the Transition Period Ended: ______________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____________________________

PART 1 - REGISTRANT INFORMATION

Full Name of Registrant:           Cell Tech International Incorporated

Former Name if Applicable:         HumaScan Inc.

Address of Principal Executive
Office: (Street and Number)        565 Century Court

City, State and Zip Code:          Klamath Falls, Oregon 97601

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PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 could not be completed in time without unreasonable effort and expense to the Company due to the inability to obtain verifiable data with regard to the valuation of potential asset impairment data with respect to certain real property.

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this
        Notification:

         Jim Liddell            541                 882-5406
         -----------        -----------        ------------------
            (Name)          (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        It is anticipated that the Form 10-Q will reflect the following changes in results of operations from the prior fiscal year:

         The Company's revenues for the quarter ended September 30, 2003 are expected to be approximately $5.5 million, compared to approximately $6.4 million for the quarter ended September 30, 2002. This decrease was primarily due to a 22% decrease in orders for the same period. The Company expects to record a net loss of approximately $2.9 million for the quarter ended September 30, 2003, compared to net loss of approximately $3.0 million for the quarter ended September 30, 2002. This decrease primarily resulted from net sales decreasing 15.4% and by the increase in operating costs of 6.4%, exclusive of any impairment write-offs.

                      Cell Tech International Incorporated
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   November 14, 2003          By: /s/ Marta C. Carpenter
        -----------------              -----------------------------------------
                                           Marta C. Kollman
                                   Its:    Chief Executive Officer and President